

June 17, 2024

Jarrod Langhans
Chief Financial Officer
Celsius Holdings, Inc.
2424 N Federal Highway
Suite 208
Boca Raton , FL 33431

> **Re: Celsius Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Form 8-K filed February 29, 2024**
> **File No. 001-34611**

Dear Jarrod Langhans:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Consolidated Financial Statements
13. Related Party Transactions, page F-22

1. We note your disclosures of transactions recognized in your financial statements related to Pepsi, a related party. Please revise your annual and quarterly financial statements in future filings to state amounts from related party transactions on the face of your balance sheets, statements of operations, and statements of cash flows as required by Rule 4-08(k) of Regulation S-X.

2. We note your disclosures regarding the agreements you entered into with Pepsi during 2022. Please more fully explain the terms of the agreements and the basis for your accounting for the agreements. Please specifically address the following:
   - Tell us the contractual terms of the agreements, including the existence and nature of potential renewal options.
   - Explain any facts and circumstances under which the agreements can be terminated

  by either party, including the potential consequences in the event the agreements are terminated.
- Explain how product pricing and other material terms under the agreements are determined, including when and how often pricing terms are negotiated.
- Tell us the terms and conditions related to the amounts you received from Pepsi to reimburse you for the termination of former distribution agreements, including any provision that would require you to repay the amount in the event the agreements with Pepsi were terminated.
- Tell us how you determined the estimated fair value of the series A preferred stock you issued to Pepsi in 2022.
- Explain how you determined the appropriate accounting for the series A preferred stock you issued, including why you issued the series A preferred stock at less than estimated fair value, what the asset you recorded for the excess fair value over the issuance proceeds actually represents, and why the series A preferred stock is recorded at an amount in excess of its redemption value.

Form 8-K filed February 29, 2024

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures

3. We note your calculation of Adjusted EBITDA excludes contract termination costs associated with certain former distributors to facilitate your migration to Pepsi's system. We also note you received funds from Pepsi to reimburse you for these costs that you recorded as deferred revenue. Please explain to us why you believe it is appropriate to include a non-GAAP adjustment to exclude contract termination costs from Adjusted EBITDA but not exclude the impact of the related reimbursement from Pepsi. In your response, discuss your consideration of the guidance in Question 100.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing